EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 and related prospectus of our report dated April 2, 2021 (except for the effects of the reverse stock split described in Note 3 and the subsequent events described in Note 13 as to which the date is July 9, 2021), with respect to the financial statements of Dermata Therapeutics, Inc. (Company) as of December 31, 2020 and 2019 and for the two years then ended (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

February 4, 2022